                                                                    Exhibit 11.0

                                   OrCAD, Inc.
                         STATEMENT REGARDING COMPUTATION
                              OF EARNINGS PER SHARE
                      (in thousands, except per share data)


         Earnings per share for the years ended December 31, 1998, 1997 and 1996 were computed based on the weighted average number of common and dilutive common equivalent shares outstanding.

                                                                            Year Ended December 31,
                                                                 ----------------------------------------------
                                                                     1998            1997             1996
                                                                 -------------    ------------    -------------
Basic earnings per share:
Net income ...................................................     $2,983            $3,904          $5,266
Total weighted average number of common shares outstanding....      9,320             9,165           8,618
Basic earnings per share .....................................     $ 0.32            $ 0.43          $ 0.61

Diluted earnings per share:
Net income ...................................................      2,983             3,904           5,266
Weighted average number of common shares outstanding .........      9,320             9,165           8,618
Common stock equivalents:
  Stock options ..............................................        199               281             428
                                                                   ------            ------          ------
Total weighted average number of common and common
  equivalent shares outstanding ..............................      9,519             9,446           9,046
Diluted earnings per share ...................................     $ 0.31            $ 0.41          $ 0.58